UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.  Press Release dated July 25, 2018: Safe Bulkers, Inc. Reports Second Quarter and Six Months 2018 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2018

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Second Quarter and Six Months 2018 Results

Monaco – July 25, 2018 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and six months period ended June 30, 2018.

Summary of Second Quarter 2018 Results

•

Net revenues for the second quarter of 2018 increased by 34% to $47.0 million from $35.0 million during the same period in 2017.

•

Net income for the second quarter of 2018 was $4.1 million as compared to a net loss of $1.6 million, during the same period in 2017. Adjusted net income1 for the second quarter of 2018 was $4.8 million as compared to adjusted net loss1 of $2.3 million, during the same period in 2017.

•

EBITDA2 for the second quarter of 2018 increased by 32% to $22.4 million as compared to $17.0 million during the same period in 2017. Adjusted EBITDA3 for the second quarter of 2018 increased by 43% to $23.1 million from $16.2 million during the same period in 2017.

•

Earnings per share4 and Adjusted earnings per share4 for the second quarter of 2018 were $0.01 and $0.02 respectively, calculated on a weighted average number of 101,549,872 shares, compared to a Loss per share4 of $0.07 and Adjusted loss per share4 of $0.07 during the same period in 2017, calculated on a weighted average number of 101,363,578 shares.

Summary of Six Months Ended June 30, 2018 Results

•

Net revenues for the six months of 2018 increased by 33% to $90.5 million from $68.3 million during the same period in 2017.

•

Net income for the six months of 2018 was $10.1 million as compared to a net loss of $4.9 million, during the same period in 2017. Adjusted net income1 for the six months of 2018 was $10.5 million as compared to adjusted net loss1 of $5.3 million, during the same period in 2017.

•

EBITDA2 for the six months of 2018 increased by 42% to $45.9 million as compared to $32.3 million during the same period in 2017. Adjusted EBITDA3 for the six months of 2018 increased by 45% to $46.3 million as compared to $31.9 million during the same period in 2017.

•

Earnings per share4 and Adjusted earnings per share4 for the six months of 2018 were $0.04 and $0.05, respectively, calculated on a weighted average number of 101,545,325 shares, as compared to Loss per share4 and Adjusted Loss per share4 of $0.13 and $0.14, respectively, during the same period in 2017, calculated on a weighted average number of 100,329,624 shares.

1 Adjusted Net income/(loss) is a non-GAAP measure. Adjusted Net income/(loss) represents Net income/(loss) before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense and gain/(loss) on foreign currency. See Table 1.

2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization. See Table 1.

3 Adjusted EBITDA is a non-GAAP measure and represents EBITDA before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense and gain/(loss) on foreign currency. See Table 1.

4 Earnings/(loss) per share and Adjusted Earnings/(loss) per share represent Net Income/(loss) and Adjusted Net income/(loss) less preferred  dividend and preferred deemed dividend divided by the weighted average number of shares respectively. See Table 1.

Fleet and Employment Profile

In June 2018, the Company took delivery of the last contracted newbuild on our orderbook, the Pedhoulas Cedrus, (ex-Hull No. 1552), a 81,800 dwt Japanese built  Kamsarmax class vessel. Upon delivery from the shipyard the vessel commenced employment on a twelve month time charter contract at a gross daily charter rate of $15,500. In connection therewith, our ship owning subsidiary completed the previously announced issuance of $16.9 million of 2.95% cumulative redeemable perpetual preferred shares to an unaffiliated investor, to partially finance the acquisition of Pedhoulas Cedrus, which is presented as mezzanine equity.

As of July 20, 2018, our operational fleet comprised of 40 drybulk vessels, 11 of which eco-design, with an average age of 7.9 years and an aggregate carrying capacity of 3.6 million dwt. Our fleet consists of 14 Panamax class vessels, 10 Kamsarmax class vessels, 13 post- Panamax class vessels and 3 Capesize class vessels, all built from 2003 onwards.

Set out below is a table showing the Company’s vessels and their contracted employment as of July 20, 2018:

Vessel Name	DWT	Year Built	Country of construction	Gross Charter Rate [USD/day][1]	Charter Duration[2]
Panamax
Maria	76,000	2003	Japan	12,750	Jun 2018 – Aug 2018
Koulitsa	76,900	2003	Japan	13,250	Jun 2018 – Aug 2018
Paraskevi	74,300	2003	Japan	11,250	Jul 2018 – Aug 2018
Vassos	76,000	2004	Japan	13,500	Jul 2018 – Sept 2018
Katerina	76,000	2004	Japan	9,000	May 2018 - Apr 2019
Maritsa	76,000	2005	Japan	10,100	Sep 2017 – Dec 2018
Efrossini	75,000	2012	Japan	10,850	Jul 2018 – Sept 2018
Zoe	75,000	2013	Japan	8,200	Nov 2017 – Mar 2019
Kypros Land	77,100	2014	Japan	11,600	Jun 2018 – Aug 2018
Kypros Sea	77,100	2014	Japan	11,250 13,900	Jul 2017 – Aug 2018 Aug 2018 – Feb 2019
Kypros Bravery	78,000	2015	Japan	14,400	Apr 2018 – Sep 2018
Kypros Sky	77,100	2015	Japan	14,000	May 2018 – Oct 2018
Kypros Loyalty	78,000	2015	Japan	12,850	Jan 2018 – Mar 2019
Kypros Spirit	78,000	2016	Japan	14,000	Jun 2018 – Oct 2018
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	14,500	Apr 2018 – Apr 2019
Pedhoulas Trader	82,300	2006	Japan	11,600	Sep 2017 – Oct 2018
Pedhoulas Leader	82,300	2007	Japan	11,600	Jul 2018 – Jul 2018
Pedhoulas Commander	83,700	2008	Japan	14,150	Jun 2018 – Jul 2019
Pedhoulas Builder	81,600	2012	China	9,900	Jun 2018 – Aug 2019
Pedhoulas Fighter	81,600	2012	China	13,000	Jul 2018 – Dec 2018
Pedhoulas Farmer [3]	81,600	2012	China	12,600	Jan 2018 – Aug 2018
Pedhoulas Cherry [3,5]	82,000	2015	China	6,600	Apr 2017 – Oct 2018
Pedhoulas Rose [3]	82,000	2017	China	10,000	Mar 2018 – May 2019
Pedhoulas Cedrus	81,800	2018	Japan	15,500	Jun 2018 – Jul 2019
Post-Panamax
Marina	87,000	2006	Japan	13,300	Jun 2018 – Jul 2018
Xenia	87,000	2006	Japan	12,500	Jun 2018 – Nov 2019
Sophia	87,000	2007	Japan	7,250	Apr 2016 – Nov 2018
Eleni	87,000	2008	Japan	12,750	Jul 2018 – Aug 2018
Martine	87,000	2009	Japan	12,800	Jul 2018 – Aug 2018
Andreas K	92,000	2009	South Korea	13,350	Jul 2018 – Aug 2018
Panayiota K	92,000	2010	South Korea	13,300	Jun 2018 – Aug 2018
Agios Spyridonas	92,000	2010	South Korea	13,500	Jul 2018 – Sept 2018
Venus Heritage	95,800	2010	Japan	13,200	Nov 2017 – Aug 2019
Venus History	95,800	2011	Japan	14,750	Jan 2018 – May 2019
Venus Horizon	95,800	2012	Japan	13,950	Jan 2018 – Feb 2019
Troodos Sun	85,000	2016	Japan	15,950	Mar 2018 – May 2019
Troodos Air	85,000	2016	Japan	12,500	May 2018 – Sep 2019
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 – Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012 – Dec 2021
Lake Despina	181,400	2014	Japan	24,376 [4]	Jan 2014 – Jan 2024
Total dwt of existing fleet	3,595,600

1.

Charter rate is the recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In case a charter agreement provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. In case of voyage charters the charter rate represents revenue recognized on a pro-rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

2.

The start date represents either the actual start date or, in the case of a contracted charter that had not commenced as of July 20, 2018, the scheduled start date.  The actual start date and redelivery date may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

3.

Vessel sold and leased back on a net daily bareboat charter rate of $6,500 for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

4.

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in payment terms; all other charter terms remained unchanged.  The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less a 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

5.

The Company has exercised the purchase option at a predetermined price for this vessel. The transaction is expected to consummate in August 2018.

The contracted employment of fleet ownership days as of July 20, 2018 was:

2018 (remaining)	65%
2018 (full year)	84%
2019	24%
2020	8%

Liquidity as of July 20, 2018

We had liquidity of $91.5 million consisting of $81.7 million in cash and bank time deposits, $9.8 million in restricted cash and the capacity to borrow against one unencumbered vessel.

Update on sale and leaseback transactions

In May 2018, we exercised the option under a sale and leaseback agreement to purchase one Kamsarmax class vessel at a predetermined price of $22.7 million. The transaction is scheduled to consummate in August 2018, and the Company is expected to finance the acquisition of the vessel through cash on hand.

The sale and leaseback transaction was accounted as a financing transaction and the sale proceeds from the sale and leaseback transaction were recorded as debt. Following the exercise of the purchase option, the outstanding debt obligation of this vessel, amounting to $22.3 million as of June 30, 2018, has been included in the current portion of the long term debt in our financial statements. The related deferred finance costs will be written off upon the consummation of the transaction.

This is the third purchase option the Company has exercised out of five sale and lease back arrangements previously entered into by the Company.

Refinancing of credit facilities as of July 20, 2018

The Company has agreed to amend an existing credit facility of $160.5 million expiring in 2022, secured by 11 vessels, with a new credit facility of $142.0 million secured by 10 vessels, extending the tenor by two years, pushing back part of the balloon payment to 2024, and reducing the principal installments for the next 4 years by $63.3 million.

The Company has agreed to refinance an existing credit facility of $28.0 million expiring in 2021, with a new credit facility of $26.0 million, extending the tenor by one year, pushing back the balloon payment to 2022, and reducing principal installments for the next 3 years by $3.2 million.

These amended facilities will contain lower margins and similar covenants compared to the existing facilities of the Company.

Dividend Policy

The Company has not declared a dividend on the Company’s common stock for the second quarter of 2018. The Company had 101,554,284 shares of common stock issued and outstanding as of July 20, 2018.

The Company declared in July 2018 a cash dividend of $0.50 per share on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from April 30, 2018 to July 29, 2018 payable on July 30, 2018 to the respective shareholders of record as of July 23, 2018.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: ‘‘In the second quarter of 2018, our Time Charter Equivalent rate continued to increase as new charters have replaced older expiring charters at higher rates. We continued to focus on improving our capital structure and financing outflows by refinancing one Kamsarmax vessel under an existing sale and leaseback arrangement and by financing the delivery of our last outstanding newbuild with preferred equity of the ship owning subsidiary. We also agreed to refinance two loans with balloon payments until after 2021, extending our debt profile and increasing our financial flexibility’’.

Conference Call

On Thursday, July 26, 2018 at 8:30 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until August 2, 2018 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2018 Results

Net income for the second quarter of 2018 increased to $4.1 million compared to net loss of $1.6 million during the same period in 2017, mainly due to the following factors:

Net revenues: Net revenues increased by 34% to $47.0 million for the second quarter of 2018, compared to $35.0 million for the same period in 2017, mainly as a result of improvement in charter rates and to a lesser extent an increase in the average number of vessels. The Company operated 39.19 vessels on average during the second quarter of 2018, earning a TCE5 rate of $13,225, compared to 38.00 vessels and a TCE5 rate of $9,978 during the same period in 2017.

Vessel operating expenses: Vessel operating expenses, which include dry-docking cost and initial supplies expenses, increased by 27% to $17.1 million for the second quarter of 2018 compared to $13.5 million for the same period in 2017, mainly as a result of: i) increased costs of maintenance, general stores, provisions and spares of $6.3 million for the second quarter of  2018, compared to $3.5 million for the same period in 2017, ii) increased average number of vessels by 3% to 39.19 vessels for the second quarter of 2018, compared to 38.00 vessels for the same period in 2017 and iii) the cost of initial supplies for our last newbuild vessel delivered to us in June 2018. The increase of costs for maintenance, general stores, provisions and spares in the second quarter of 2018 was mainly due to the completion of two dry-dockings for 15-year old vessels, one dry-docking for a 10-year old vessel and partial completion of one dry-docking of a 5-year old vessel, compared to two dry-dockings for 5-year old vessels and one dry-docking for a 10-year old vessel in the second quarter of 2017.

Depreciation: Depreciation decreased by 8% to $11.8 million for the second quarter of 2018, compared to $12.8 million for the same period in 2017, as a result of the lower cost basis of four of our vessels following the impairment recorded during the fourth quarter of 2017, partly offset by the increase in the average number of vessels operated by the Company during the second quarter of 2018.

Interest expense: Interest expense increased to $6.5 million in the second quarter of 2018 compared to $5.9 million for the same period in 2017, as a result of the increased USD LIBOR6 affecting the weighted average interest rate of our loans and credit facilities.

Voyage expenses: Voyage expenses increased to $1.8 million for the second quarter of 2018 compared to $1.0 million for the same period in 2017, as a result of increased vessel repositioning expenses caused by higher fuel prices.

Daily vessel operating expenses7: Daily vessel operating expenses which are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period, increased by 24% to $4,809 for the second quarter of 2018 compared to $3,893 for the same period in 2017 due to increase of vessel operating expenses discussed above.

Daily general and administrative expenses7: Daily general and administrative expenses, which include management fees payable to our Managers8, increased by 11% to $1,280 for the second quarter of 2018, compared to $1,157 for the same period in 2017 mainly due to increased management fees charged by our Managers.

5 Time charter equivalent rates, or TCE rate, represents the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of our available days during such period.

6 London interbank offered rate.

7 See Table 2.

8 Safety Management Overseas S.A. and Safe Bulkers Management Limited, each of which is a related party that is referred to in this press release as “our Manager” and collectively “our Managers’’.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2017	2018	2017	2018
REVENUES:
Revenues	36,431	49,037	71,094	94,389
Commissions	(1,421)	(2,018)	(2,757)	(3,869)
Net revenues	35,010	47,019	68,337	90,520
EXPENSES:
Voyage expenses	(1,014)	(1,802)	(2,466)	(3,307)
Vessel operating expenses	(13,462)	(17,149)	(25,704)	(31,652)
Depreciation	(12,831)	(11,785)	(25,471)	(23,386)
General and administrative expenses	(4,002)	(4,564)	(7,937)	(8,721)
Loss on sale of assets	-	-	(120)	-
Other operating expense	-	-	(390)	-
Early redelivery cost	-	(70)	(85)	(70)
Operating income	3,701	11,649	6,164	23,384
OTHER (EXPENSE) / INCOME:
Interest expense	(5,893)	(6,488)	(11,594)	(12,274)
Other finance costs	(296)	(414)	(345)	(546)
Interest income	257	218	393	432
(Loss)/gain on derivatives	(46)	(6)	55	11
Foreign currency gain/(loss)	789	(618)	984	(370)
Amortization and write-off of deferred finance charges	(108)	(227)	(507)	(569)
Net (loss)/income	(1,596)	4,114	(4,850)	10,068
Less Preferred dividend	2,942	2,780	6,435	5,637
Less Preferred deemed dividend	2,146	-	2,146	-
Net (loss)/income available to common shareholders	(6,684)	1,334	(13,431)	4,431
(Loss)/Earnings per share basic and diluted	(0.07)	0.01	(0.13)	0.04
Weighted average number of shares	101,363,578	101,549,872	100,329,624	101,545,325

	Six Months Period Ended June 30,
	2017	2018
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	$26.6	$43.1
Net cash used in investing activities	(22.4)	(26.0)
Net cash used in financing activities	(14.7)	(23.3)
Net decrease in cash and cash equivalents	(10.5)	(6.2)

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2017	June 30, 2018
ASSETS
Cash, restricted cash and time deposits	60,016	65,098
Other current assets	19,070	16,342
Vessels, net	942,876	950,282
Advances for vessels and vessel upgrades	3,653	4,023
Restricted cash non-current	8,651	8,001
Other non-current assets	831	907
Total assets	1,035,097	1,044,653

LIABILITIES AND EQUITY
Other current liabilities	11,345	16,577
Current portion of long-term debt, net	25,588	71,239
Long-term debt, net	541,816	488,708
Mezzanine equity	-	16,905
Shareholders’ equity	456,348	451,224
Total liabilities and equity	1,035,097	1,044,653

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME/(LOSS), EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS/(LOSS) PER SHARE

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
(In thousands of U.S. Dollars except for share and per share data)	2017	2018	2017	2018
Net (Loss)/Income - Adjusted Net (Loss)/Income
Net (loss)/Income	(1,596)	4,114	(4,850)	10,068
Plus Loss on sale of assets	-	-	120	-
Plus Loss/(gain) on derivatives	46	6	(55)	(11)
Plus Foreign currency (gain)/loss	(789)	618	(984)	370
Early Redelivery cost	-	70	85	70
Other Operating expense	-	-	390	-
Adjusted Net (loss)/income	(2,339)	4,808	(5,294)	10,497

EBITDA - Adjusted EBITDA
Net (loss)/income	(1,596)	4,114	(4,850)	10,068
Plus Net Interest expense	5,636	6,270	11,201	11,842
Plus Depreciation	12,831	11,785	25,471	23,386
Plus Amortization	108	227	507	569
EBITDA	16,979	22,396	32,329	45,865
Plus Loss on sale of assets	-	-	120	-
Early Redelivery cost	-	70	85	70
Other Operating expense	-	-	390	-
Plus Loss/(gain) on derivatives	46	6	(55)	(11)
Plus Foreign currency (gain)/loss	(789)	618	(984)	370
ADJUSTED EBITDA	16,236	23,090	31,885	46,294

(Loss)/Earnings per share
Net (loss)/income	(1,596)	4,114	(4,850)	10,068
Less Preferred dividend	2,942	2,780	6,435	5,637
Less Preferred deemed dividend	2,146	-	2,146	-
Net (loss)/income available to common shareholders	(6,684)	1,334	(13,431)	4,431
Weighted average number of shares	101,363,578	101,549,872	100,329,624	101,545,325
(Loss)/Earnings per share	(0.07)	0.01	(0.13)	0.04

Adjusted ( Loss)/Earnings per share
Adjusted Net (loss)/Income	(2,339)	4,808	(5,294)	10,497
Less Preferred dividend	2,942	2,780	6,435	5,637
Less Deemed dividend	2,146	-	2,146	-
Adjusted Net (loss)/income available to common shareholders	(7,427)	2,028	(13,875)	4,860
Weighted average number of shares	101,363,578	101,549,872	100,329,624	101,545,325
Adjusted (Loss)/Earnings per share	(0.07)	0.02	(0.14)	0.05

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP.

- EBITDA represents Net income/(loss) before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense and gain/(loss) on foreign currency.

- Adjusted Net income/(loss) represents Net income/(loss) before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense and gain/(loss) on foreign currency.

- Adjusted earnings/(loss) per share represents Adjusted Net income/(loss) less preferred dividend divided by the weighted average number of shares.

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA generally further eliminates the effects from loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense and gain/(loss) on foreign currency, items which may vary from year to year  and for different companies for reasons unrelated to overall operating performance. Furthermore, the calculation of Adjusted Net income/(loss) generally eliminates the effects of loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 2: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2017	2018	2017	2018

FLEET DATA
Number of vessels at period’s end	38	40	38	40
Average age of fleet (in years)	7.00	7.81	7.00	7.81
Ownership days (1)	3,458	3,566	6,862	7,076
Available days (2)	3,407	3,419	6,792	6,919
Operating days (3)	3,370	3,381	6,703	6,805
Fleet utilization (4)	97.5%	94.8%	97.7%	96.2%
Average number of vessels in the period (5)	38.00	39.19	37.91	39.09

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$9,978	$13,225	$9,698	$12,605
Daily vessel operating expenses (7)	$3,893	$4,809	$3,746	$4,473
Daily general and administrative expenses (8)	$1,157	$1,280	$1,157	$1,232

_____________

(1)

Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represents the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period.

(8)

Daily general and administrative expenses include daily management fees payable to our Manager and daily company administration expenses. Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 21 11888400

        +357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com